Exhibit 99.1

FOR IMMEDIATE RELEASE March 30, 2009	TSX: SLW NYSE: SLW

SILVER WHEATON SUBSTANTIALLY INCREASES ATTRIBUTABLE SILVER RESERVES AND RESOURCES YEAR OVER YEAR

AUDITED 2008 FINANCIAL STATEMENTS AND FORM 40-F FILED

Vancouver, British Columbia, March 30, 2009 – Silver Wheaton Corp. (“Silver Wheaton”) (TSX, NYSE: SLW) today announced that attributable proven and probable silver reserves increased by over 24%, or 83 million ounces, in 2008 to a record 429.7 million ounces.  In addition, attributable measured and indicated silver resources increased by 33% to 213.5 million ounces, and attributable inferred silver resources decreased by 6% to 392.5 million ounces over the same period.  Total attributable reserves and resources (excluding inferred resources) are now greater than 640 million ounces of silver, with attributable inferred resources totaling an additional 390 million ounces of silver.

Robust reserve and resource growth occurred at several of the mines from which Silver Wheaton receives its silver, most notably Goldcorp’s Peñasquito mine in Mexico, which increased silver reserves attributable to Silver Wheaton by approximately 45 million ounces in 2008.  Several acquisitions completed in 2008, including life of mine silver production from the Campo Morado and La Negra mines in Mexico, the Mineral Park mine in the USA and the Keno Hill Project in Canada further increased the Company’s reserve and resource base.

The following summarizes the growth in attributable silver reserves year over year:

Proven and Probable Reserves as of December 31, 2007	346.4 mm oz silver

Net acquisitions during 2008	35.9 mm oz silver

Mined ounces during 2008 (includes silver lost to process)	(16.5) mm oz silver

Organic Reserve Growth during 2008	63.9 mm oz silver

Proven and Probable Reserves as of December 31, 2008	429.7 mm oz silver

“As of the end of 2008, Silver Wheaton’s total attributable silver reserves, and more importantly, attributable silver reserves on a per share basis, have increased in every year since the Company’s inception in 2004,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton.  “In an environment where many mining companies are struggling to replace reserves and resources, this is a testament to the quality of the mines from which we purchase silver.   Significant exploration success by our partners led to 2008 organic silver reserve growth attributable to Silver Wheaton of approximately 64 million ounces, and we are confident this momentum will continue in 2009, all without any exploration or development expenditures by Silver Wheaton.  In addition, Silver Wheaton’s proposed acquisition of Silverstone Resources, anticipated to close in May of this year, will add additional high-quality silver reserves and resources from low-cost mines currently in production.”

Silver Wheaton is a trademark of Silver Wheaton Corp.

Proven and Probable Silver Reserves Attributable to Silver Wheaton (1,4,5,6,10,12)
	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	mm t	g/t	mm oz	mm t	g/t	mm oz	mm t	g/t	mm oz

San Dimas	1.69	381.3	20.7	3.40	362.2	39.6	5.09	368.5	60.3
Los Filos(11)	28.10	4.4	4.0	42.16	3.3	4.5	70.26	3.7	8.4
San Martin	0.32	32.7	0.3	0.71	47.8	1.1	1.03	43.2	1.4
Zinkgruvan
Zinc Ore	8.76	112.0	31.6	2.00	56.0	3.6	10.76	101.6	35.2
Copper Ore	-	-	-	2.90	28.0	2.6	2.90	28.0	2.6
Yauliyacu(8)	0.77	138.7	3.5	1.28	174.4	7.2	2.06	161.0	10.7
Mineral Park(9)	315.88	2.9	29.0	81.33	2.4	6.4	397.21	2.8	35.4
La Negra (50%)	0.14	76.9	0.3	0.10	69.5	0.2	0.24	73.9	0.6
Peñasquito (25%)
Mill	140.30	33.9	152.9	111.93	25.2	90.5	252.23	30.0	243.4
Heap Leach	14.45	18.4	8.6	31.16	9.4	9.4	45.61	12.3	18.0
Stratoni	1.90	193.3	11.8	0.31	190.0	1.9	2.22	192.8	13.7
Total			262.6			167.1			429.7

Measured & Indicated Silver Resources Attributable to Silver Wheaton (1,2,3,4,5,7,10,12)
	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	mm t	g/t	mm oz	mm t	g/t	mm oz	mm t	g/t	mm oz

Los Filos(11)	0.20	5.1	0.03	7.38	4.8	1.1	7.58	4.8	1.2
Zinkgruvan
Zinc Ore	0.55	24.0	0.4	3.79	105.0	12.8	4.34	94.7	13.2
Copper Ore	-	-	-	0.46	30.0	0.4	0.46	30.0	0.4
Yauliyacu(8)	1.20	149.7	5.8	5.36	260.1	44.9	6.56	239.9	50.6
Mineral Park(9)	100.97	2.6	8.4	175.63	2.7	15.2	276.60	2.7	23.6
Campo Morado (75%)	0.37	257.9	3.1	4.97	173.4	27.7	5.33	179.2	30.7
La Negra (50%)	0.20	127.0	0.8	0.09	128.0	0.4	0.29	127.3	1.2
Peñasquito (25%)
Mill	27.81	18.5	16.5	125.93	18.4	74.5	153.74	18.4	91.0
Heap Leach	1.44	4.1	0.2	7.60	5.0	1.2	9.04	4.9	1.4
Total			35.2			178.3			213.5

Inferred Silver Resources Attributable to
Silver Wheaton (1,2,3,4,5,7,10,12)
	INFERRED
	Tonnage	Grade	Contained
	mm t	g Ag/t	mm oz

San Dimas	15.14	316.4	154.0
Los Filos(11)	6.02	8.1	1.6
San Martin	3.01	119.0	11.5
Zinkgruvan
Zinc Ore	4.20	68.0	9.2
Copper Ore	0.55	42.0	0.7
Yauliyacu(8)	11.41	207.9	76.3
Keno Hill (25%)	0.13	1,015.8	4.4
Mineral Park(9)	320.15	2.3	23.8
Campo Morado (75%)	1.38	174.5	7.7
La Negra (50%)	0.11	75.3	0.3
Peñasquito (25%)
Mill	176.40	17.0	96.2
Heap Leach	9.91	7.9	2.5
Stratoni	0.64	203.4	4.2
Total			392.5

Notes:

1.

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum National Instrument 43-101, or the AusIMM JORC equivalent.

2.

All Mineral Resources are exclusive of Mineral Reserves.

3.

Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

4.

Reserves and Resources are reported as of December 31, 2008, with the following conditions or exceptions:

a.

Reserves and Resources for Stratoni are reported as of December 31, 2007.

b.

Reserves and Resources for San Martin are reported as of December 31, 2006.  Reserves and Resources are expected to be updated in Q2 2009.

c.

Reserves and Resources for Mineral Park are reported as of December 29, 2006.

d.

Resources for Campo Morado are reported as of February 29, 2008.

e.

Resources for La Negra are reported as of February 15, 2008 for the Alacran deposit and March 14, 2008 for the Monica deposit.

f.

Resources for Keno Hill are reported as of June 30, 2008.

5.

Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:

a.

San Dimas, Los Filos – Reynaldo Rivera, MAusIMM (Chief Geologist), Goldcorp Mexico, the Mexican operating subsidiary of Goldcorp Inc.

b.

San Martin – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.

c.

Zinkgruvan – Per Hedstrom, AusIMM  (Senior Geologist) and Lars Malmstrom, AusIMM (Chief Geologist), both employees of Zinkgruvan Mining AB

d.

Yauliyacu – Neil Burns, M.Sc., P.Geo. (Director, Geology), Samuel Mah, M.A.Sc., P.Eng. (Director, Engineering), both employees of Silver Wheaton Corp.

e.

Peñasquito - Bob Bryson, MMSA (Vice President, Engineering), Goldcorp Inc.

f.

Stratoni - Patrick Forward, AusIMM (General Manager, Exploration), European Goldfields Ltd.

g.

Campo Morado  – Stephen J. Godden, F.I.M.M.M., C.Eng. (Director) S. Godden & Associates Limited; P. Taggart, P.Eng. (Principal) P.Taggart & Associates Ltd.; David Gaunt, P.Geo. and Qingping Deng, Ph.D., C.P.Geol. (Vice President of US Operations and Global Director of Ore Reserves and Mining Planning) Behre Dolbear & Company (USA), Inc.

h.

Keno Hill - G. David Keller, P.Geo. (Principal Resource Geologist) SRK Consulting (Canada) Inc.; Gordon Doerksen, P.Eng. (Principal Consultant - Mining) SRK Consulting (Canada) Inc.; Josef Sedlacek, P.Eng. (Principal Consultant) SRK Consulting (Canada) Inc.; Hassan Ghaffari, P.Eng. (Manager of Metallurgy) Wardrop Engineering Inc. and Diane Lister, P.Eng. (Consulting Environmental Engineer and Principal) Altura Envinronmental Consulting.

i.

La Negra – Thomas C.Stubens, M.A.Sc., P.Eng. (Senior Geologist) Wardrop Engineering Inc., Barnard Foo, M.Eng., P.Eng. (Senior Mine Engineer) Wardrop Engineering Inc. and Ronald G. Simpson, P.Geo. (President), GeoSIM.

j.

Mineral Park – Gary Simmerman, FAusIMM (Vice President, Engineering and Mine Manager), Mercator Minerals Inc.

k.

Overall Corporate Review– Neil Burns, M.Sc., P.Geo. for Resources (Director of Geology), Samuel Mah, M.A.Sc., P.Eng. for Reserves (Director of Engineering), both employees of Silver Wheaton Corp.

6.

Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $12 per ounce of silver unless otherwise noted below:

a.

San Martin Reserves – US$7.00 per ounce

b.

Yauliyacu Reserves – US$10.00 per ounce

c.

Mineral Park Reserves - 0.237% Cu equivalent cut-off grade (hypogene), 0.283% Cu equivalent cut-off grade (supergene). Copper equivalent considers only copper and molybdenum values (silver was not included).

7.

Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $14 per ounce of silver, unless otherwise noted below:

a.

San Martin Resources – US$8.00 per ounce

b.

The San Pedrito project Resources at San Martin– US$5.50 per ounce

c.

Zinkgruvan Resources – US$10.00 per ounce

d.

Stratoni Resources – US$12.00 per ounce

e.

Campo Morado (G9) Resources - 5.0% zinc only cut-off grade, silver was not included

f.

Keno Hill Resources – US$8.00 per ounce

g.

La Negra (Alacran) Resources - US$12.00 per ounce

h.

La Negra (Monica) Resources - US$13.50 per ounce

i.

Mineral Park Resources - 0.225% Cu Equivalent cut-off grade. Copper equivalent considers only copper and molybdenum values (silver was not included).

8.

Silver Wheaton’s purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up the shortfall.

9.

The Mineral Park reserves and resources do not include the SX/EW leach material since this process does not recover silver.

10.

The Company considers the San Dimas, Yauliyacu and Peñasquito operations to be Material Assets, and has technical reports filed and available on www.sedar.com on each of these assets.

11.

Los Filos reserves and resources are reported without the Bermejal deposit, as Bermejal is not subject to the silver sales agreement.

12.

Silver is produced as a by-product metal at all operations; therefore, the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

Audited 2008 Financial Statements and 40-F Filed

Silver Wheaton’s 2008 audited financial statements are now available on SEDAR and EDGAR. No changes were made to the 2008 unaudited financial results released on February 19, 2009.  In addition, a Form 40-F report has been filed with the SEC and is available on EDGAR.

Both reports can also be found at www.silverwheaton.com. Please visit the financials section of our website and click the 2008 Audited Financial Statements and 40-F hyperlink to access the documents.

Shareholders may also receive a copy of Silver Wheaton's audited financial statements documents without charge upon request to Silver Wheaton's Investor Relations Department, Suite 3150, 666 Burrard St., Vancouver, BC, Canada V6C 2X8 or to info@silverwheaton.com.

Mr. Randy V.J. Smallwood, P.Eng., Silver Wheaton’s Executive Vice President of Corporate Development, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.

Silver Wheaton is the largest silver streaming company in the world with forecast annual silver sales of 15 to 17 million ounces in 2009, growing to approximately 30 million ounces by 2013.  The proposed acquisition of Silverstone Resources Corp., anticipated to close in May of 2009, will increase Silver Wheaton’s current growth profile further with silver streams from high-quality operating mines located in Canada, Mexico and Portugal.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2008 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on SEDAR at www.sedar.com.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2008 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2009 available at www.sedar.com, for further information on Mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to the Company more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com